UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number 001-16139

Wipro Limited

(Translation of Registrant’s name into English)

Doddakannelli

Sarjapur Road

Bengaluru, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☑ Form 40-F ☐

NOTICE OF POSTAL BALLOT AND RELATED DOCUMENTS

TO EQUITY SHAREHOLDERS AND ADS HOLDERS

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with a copy of the following information concerning the Notice of Postal Ballot (the “Notice”), which seeks shareholder approval for items that were approved by the Board of Directors (the “Board”) on April 16, 2026. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 21, 2026, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange that it is sending the Notice, together with an explanatory statement, to equity shareholders. A copy of such letter to the stock exchanges is attached to this Form 6-K as Item 99.1.

The Notice, which is enclosed with such letter, includes a resolution relating to the buyback of equity shares. The dispatch of the Notice, the explanatory statement setting out the material facts and reasons thereto and the form of postal ballot to the equity shareholders of the Company was completed on April 21, 2026.

In connection with the Notice, the Company has coordinated with JPMorgan Chase Bank, N.A., the depositary for the Company’s American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”), each representing one equity share of the Company, for the distribution of a proxy card (the “ADS Proxy Card”) to the registered holders of ADRs. A copy of such ADS Proxy Card is attached to this Form 6-K as Item 99.2.

On April 21, 2026, the Company made available on its website a notice (the “Notice to ADS Holders”), certain tax disclosures (the “ADS Tax Notice”) and a notice regarding availability of information materials (“Information Availability Notice”) to holders of ADSs. Copies of the Notice to ADS Holders, ADS Tax Notice and Information Availability Notice are attached to this Form 6-K as Item 99.3, Item 99.4 and Item 99.5, respectively.

On April 22, 2026, the Company informed the securities exchanges in India on which its securities are listed that it placed an advertisement in certain Indian newspapers intimating completion of the dispatch of the Notice. A copy of such letter to the securities exchanges in India, which includes a copy of the newspaper advertisement, is attached to this Form 6-K as Item 99.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIPRO LIMITED

/s/ M Sanaulla Khan
M Sanaulla Khan
Senior Vice President & Company Secretary

Dated: April 22, 2026

INDEX TO EXHIBITS

Item

99.1	Letter to the Stock Exchanges, dated April 21, 2026.

99.2	ADS Proxy Card.

99.3	Notice to holders of American Depositary Shares made available on April 21, 2026.

99.4	Notice regarding certain tax disclosures to holders of American Depositary Shares made available on April 21, 2026.

99.5	Notice regarding availability of informational materials for holders of American Depositary Shares made available on April 21, 2026.

99.6	Letter to the Stock Exchanges, dated April 22, 2026.